SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: February, 2003

Commission File Number:   1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

Royal Bank Plaza

South Tower, Suite 2700

P.O. Box 119

Toronto, Ontario

Canada  M5H 2J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

                        The Registrant’s Management’s Discussion and Analysis of Financial Results for the quarter ended December 31, 2002 and the Comparative Unaudited Financial Statements and the notes thereto prepared in accordance with U.S. generally accepted accounting principles for that same period (contained on pages 6 – 40 of Exhibit 1 of Form 6-K (Commission File 1-9059) furnished to the Commission February 14, 2002) are incorporated by reference into the Registrant’s registration statements on Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (No. 333-14148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date:

February 14, 2003

    By:

  /s/  SYBIL E. VEENMAN

Name:

Sybil E. Veenman

Title:

Associate General Counsel

and Secretary

EXHIBIT

Exhibit	Description of Exhibit

1

Barrick Gold Corporation’s Fourth Quarter Report, including Comparative Unadited Financial Statements for the quarter ended December 31, 2002 and the notes thereto prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and Management’s Discussion and Analysis of Financial Results (US GAAP) for the same period